

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 28, 2017

Emanuele A. Lauro
Chief Executive Officer
Scorpio Tankers Inc.
9, Boulevard Charles III
Monaco 98000

> **Re: Scorpio Tankers Inc.**
> **Amendment No. 1 to Registration Statement on Form F-4**
> **Filed July 19, 2017**
> **File No. 333-218478**

Dear Mr. Lauro:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 29, 2017 letter.

Opinion of PJT Partners, page 62

1. We note your response to our prior comment 17 and found your response unpersuasive with respect to the vessel appraisals. A report, opinion or appraisal does not necessarily need to be prepared in connection with a transaction to be materially related to the transaction. In this case, we note from the Background of the Merger section on page 47 that the parties used the vessel appraisals in part to negotiate the exchange ratio. We also note from the Opinion of PJT Partners section on page 68 that PJT Partners used the vessel appraisals in certain of their financial analyses related to the fairness of the exchange ratio. Please revise to add a section to the proxy statement/prospectus which

        includes the information required by Item 4(b) of Form F-4 with respect to the vessel appraisals. Please also file copies of the vessel appraisals as an exhibit or furnish copies as part of the proxy statement/prospectus. Refer to Item 21(c) of Form F-4.

        You may contact Kristin Shifflett at (202) 551-3381 or Melissa Raminpour, Accounting Branch Chief, at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680, Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor
Office of Transportation and Leisure

cc: Keith Billotti, Esq.
       Seward & Kissel LLP